

December 23, 2011

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re: General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-33717**

Dear Mr. Chen:

We have reviewed your response letter dated December 13, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your response to prior comment one, from our letter dated November 23, 2011. Please tell us whether you have determined that each of Hualong, Tongxing and Huatianyulong are VIEs and, if so, who is the primary beneficiary. To the extent you have concluded that the three entities are VIEs and the Longmen Joint Venture is the primary beneficiary, please provide us with a specific and comprehensive analysis of how you have made this determination. Refer to ASC 810-10-15 and, in particular 810-10-15-14. To the extent that you have concluded that the aforementioned entities are not VIEs and the Longmen Joint Venture is not the primary beneficiary, please tell us what specific guidance you relied upon in determining that the Longmen Joint Venture has a controlling financial interest and consolidation is appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

2.　　We note your response to prior comment two, from our letter dated November 23, 2011 and have the following additional comments:

- Please tell us specifically where in your consolidated statement of operations you intend to classify the lease payments to Shaanxi Steel Group. Additionally, please explain to us how you determined that the profit sharing payments qualified as minimum lease payments and should be reflected at fair value. Also, tell us what consideration you have given to whether these amounts were contingent rentals related to future use. Reference ASC 840-10-55-38.

- Please provide us with a specific and comprehensive discussion of the underlying business reasons that caused your interests in the profits of the Longmen Joint Venture to be reduced to 36%.

- Please provide us with a specific and comprehensive analysis of if and how you determined that you had a controlling financial interest in the Longmen Joint Venture, if and how you determined the entity was a VIE, and if and how you determined that you were the primary beneficiary. Refer to ASC 810, and in particular 810-10-15-14. To the extent that you have concluded that the Longmen Joint Venture is not VIE and you are not the primary beneficiary, please tell us what specific guidance you relied upon in determining that you have a controlling financial interest in the Longmen Joint Venture and consolidation is appropriate.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc:　　Stephen D. Brook, Esq.
　　　　Burns & Levinson LLP